FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June, 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

             This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

July 16, 2003

            Notice is hereby given that a Special General Meeting of the shareholders of Arel Communications and Software Ltd. (the “Company”) will be held at the Company’s offices at 3 Hayarden St., Yavne, Israel, on July 16, 2003 at 11:00 (Israel time) for the following purposes:

1.	To appoint one outside director to the Board of Directors of the Company for the three year period commencing from the date of her appointment.

            Shareholders of record at the close of business on June 9, 2003, will be entitled to notice of, and to vote at, the meeting.

            Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Izhak Gross Chairman of the Board of Directors Arel Communications and Software Ltd.

June 10, 2003

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD.
3 Hayarden St.
Yavne
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on July 16, 2003

INTRODUCTION

            This Proxy Statement is being furnished to shareholders of Arel Communications and Software Ltd., an Israeli corporation (“Arel” or the “Company”), in connection with the solicitation of proxies by the board of directors of Arel (the “Board of Directors”) for use at a Special General Meeting of shareholders to be held on July 16, 2003 and at any adjournment thereof (the “Shareholders Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to our shareholders on or about June 10, 2003.

PURPOSE OF THE SHAREHOLDERS MEETING

            At the Shareholders Meeting, the shareholders of Arel will be asked to consider and vote upon the following matter:

1.	To appoint one outside director to our board of directors for the three year period commencing from the date of her appointment.

VOTING

            Only holders of record of our ordinary shares, nominal value NIS 0.001 per share, at the close of business on June 9, 2003 (the “Meeting Record Date”), are entitled to vote at the Shareholders Meeting. As of such date, we had 13,128,466 ordinary shares outstanding and entitled to vote on the Meeting Record Date (without taking into account options and warrants to purchase our ordinary shares). Every ordinary share will entitle its holder to one vote upon each of the matters to be presented at the Shareholders Meeting. All such shares entitled to vote at the meeting are referred to herein as “Record Shares”. A quorum must be present in order for the Shareholders Meeting to be held. The presence in person or by proxy of at least two shareholders holding Record Shares that are entitled to vote in the aggregate at least 51% of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Shareholders Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

            The proposal to be presented at the Shareholders Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) a majority of the votes actually cast with respect to such proposal, including the affirmative vote of at least one third of the votes of shareholders present in person or by proxy at the Shareholders Meeting that are not controlling shareholders of the Company (as such term is defined in the Israel Securities Law, 1968) or (ii) the majority of votes at the Shareholders Meeting on condition that the total of opposing votes from among the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

            Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

            If within one-half hour from the time established for the commencement of the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, July 23, 2003, at the same time and place or, if the board of directors so decides, to such other day, time and place as shall be determined by the board of directors by notice to the shareholders and if at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, two members present in person or by proxy shall constitute a quorum.

      PROXIES

            The enclosed proxy is being solicited for use at our Special General Meeting of shareholders to be held on July 16, 2003, or at any adjournment thereof. Proxies are being mailed and/or delivered in person to shareholders on or about June 10, 2003. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

            All Record Shares represented by properly executed proxies received by us at least twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Shareholders Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the resolution proposed at the Shareholders Meeting. A shareholder returning a proxy may revoke it at any time up to one (1) hour prior to commencement of the meeting by: (i) communicating such revocation in writing to our Chief Financial Officer, or (ii) by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Shareholders Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 3 Hayarden Street, Yavne, Israel, 70600, Attention: Chief Financial Officer.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of May 1, 2003, the number of our ordinary shares, owned by (i) all shareholders known by the Company to own more than 5% of the ordinary shares and (ii) the officers and directors as a group.

	Ordinary Shares/Options Owned(1)
Name and Address	Number	Percent (see attached Excel)
Izhak Gross 3 Hayarden Street Yavne 70600, Israel	992,619(2)	7.48%
Polar Communications Ltd. 21 Ha'arba'a Street Tel Aviv 64739, Israel	2,453,271	18.69%
Clayton L Mathile TTEE 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,076,458(3)	8.20%
W2COM, LLC 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,053,994	8.03%
Mitchell E. Jones 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,263,150(4)	9.53%
All officers and directors as a group (4 persons)	3,555,688(5)	25.88%

(1)     The table above includes the number of shares underlying options that are exercisable within 60 days of May 1, 2003. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2)     Includes options to purchase 150,000 ordinary shares at an exercise price of $3.16 per share expiring on June 1, 2004.

(3)     According to a Schedule 13D (amended), dated February 13, 2003, filed by Clayton A. Mathile, Mr. Mathile is the beneficial owner of 1,981,998 shares of which he has sole voting and dispositive power over 1,705,276 shares and shared voting and dispositive power over 276,722 shares.

(4)     Includes 120,000 options at an exercise price of $11. According to a Schedule 13G, dated April 7, 2003, filed by Mitchell E. Jones, Mr. Jones is the beneficial owner of 1,816,281 shares of which he has sole voting and dispositive power over 1,539,559 shares and shared voting and dispositive power over 276,722 shares.

(5)     Includes 42,619 shares held by Mr. Shimon Klier, one of our directors, 217,300 shares held by Mr. Zvika Klier, one of our officers who is Mr. Shimon Klier’s son and 700,000 shares held by relatives of Mr. Shimon Klier. Also includes options to purchase 610,000 ordinary shares at exercise prices ranging from $0.9 to $8.771 per share.

At the Shareholders Meeting, our shareholders will be asked to vote on the following proposal:

PROPOSAL NO.1

TO APPOINT ONE OUTSIDE DIRECTOR TO THE BOARD OF
DIRECTORS OF THE COMPANY FOR THE THREE YEAR PERIOD
COMMENCING FROM THE DATE OF HER APPOINTMENT

            The Israel Companies Law — 1999 requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

            No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

            The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In general, each committee of our board of directors must include at least one outside director and all outside directors must be members of the Company’s audit committee.

            Currently, Mr. Amos Sapir is serving as one of our two required outside directors. Mr. Sapir has served as an outside director of our company since June 2001. Since 1997, Mr. Sapir has held several positions. He serves as chairman of Maalot (the Israel Securities Rating Company Ltd.), and as a board member of various private and public companies. In addition, Mr. Sapir acts as an economic and business consultant. From 1980 to 1997, he held several management positions at Clal (Israel) Ltd. including President of Clal Capital Markets. Mr. Sapir has a bachelors of arts degree in economics and international relations from the Hebrew University of Jerusalem, a masters in business administration and a PhD from Columbia University, New York.

            The Board of Directors of the Company has nominated Ms. Efrat Bronfeld for election as an outside director to serve for a period of three years and until her respective successor is duly elected and shall qualify. Ms. Bronfeld has advised us that she will serve as an outside director if elected.

            The following table provides certain relevant information concerning Ms. Bronfeld, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation	Shares beneficially owned on May 1,	Percent of Class
			2003(1)
Efrat Bronfeld	56	Since December 2002, Ms. Bronfeld has been serving as an outside director of the Industrial Development Bank of Israel Ltd. From 1996 until 2002, Ms. Bronfeld served as chief executive officer of Sitahal - Hagal Talia, a subsidiary of Tahal Consulting Engineers Ltd. in charge of the planning, building and operation of a modern landfill in Israel. From 1994-1996, Ms. Bronfeld served as an assistant to the Vice President of business development of Housing and Construction Holding Co. Ltd. Between 1988 and 1993, she served as a chief economist of Koor Industries Ltd. Prior to joining Koor, Ms. Bronfeld served as an executive for Negev Phosphates Ltd. for 8 years. Between 1976 to 1978, she served as an officer in the Israeli Ministry of Finance. Ms. Bronfeld holds a bachelors of arts degree in economics and French and a masters of arts degree in economics, both from the Hebrew University of Jerusalem.	0	0%

(1)	For this purpose, “beneficial ownership” means voting or investment power with respect to, or the right to acquire, ordinary shares, at any time within 60 days of May 1, 2003.

            Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the Shareholders Meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the Shareholders Meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

            Our articles of association specify that, until determined otherwise by a general meeting of the shareholders of the Company, the number of directors will be at least two but not more than eight. Currently, we have eight directors on our board. Assuming the election of the outside director, the shareholders will have determined that the number of directors on our board will be more than eight.

            The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that Ms. Efrat Bronfeld is hereby elected to serve as an outside director of the Company for a three year term and until her respective successor is duly elected and shall qualify.”

Our board of directors recommends a vote FOR approval of the appointment of Ms. Efrat Bronfeld as an outside director.

            Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposal described in this Proxy Statement.

ADDITIONAL INFORMATION

            Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

            As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

            ISA Exemption. We have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israel Securities Law 5728-1968. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at 3 HaYarden Street, Yavne, Israel.

By Order of the Board of Directors, Izhak Gross Chairman of the Board of Directors Arel Communications and Software Ltd. Yavne, Israel June 10, 2003